CUSIP No. 747582104	SCHEDULE 13D	Page 1 of 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)

QUALITY SYSTEMS, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

747582104
(CUSIP Number)

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon  97204
Telephone:  (503) 224-5858
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ahmed D. Hussein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States of America and Egypt
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 5,690,196
8. Shared Voting Power: 0
9. Sole Dispositive Power: 5,690,196
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,690,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 747582104	SCHEDULE 13D	Page 3 of 9

    This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) amends and supplements the Schedule 13D filed by Ahmed D. Hussein as most recently amended and supplemented by Amendment No.13 filed with the Securities and Exchange Commission (the "SEC") on August 1, 2012 ("Amendment No. 13") and by Amendment No.12 filed with the SEC on June 18, 2012 ("Amendment No. 12").

Item 1.  SECURITY AND ISSUER

    This Amendment No. 14 relates to the common stock, par value $0.01 per share (the “QSI Common Stock” or the “Shares”), of Quality Systems, Inc., a California corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 18111 Von Karman Avenue, Suite 700, Irvine, California 92612.

Item 2.  IDENTITY AND BACKGROUND

    (a) – (c) Mr. Hussein’s address is 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100.  He is chairman of the board of National Investment Company, Cairo, Egypt, which he founded in 1996.  Mr. Hussein’s principal occupation is managing investments for himself and his family.

    (d) Mr. Hussein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

    (e) Mr. Hussein, during the last five years, has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Hussein has dual citizenship in Egypt and the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The source of funds for Mr. Hussein’s acquisition of Shares was his personal funds in the total amount of approximately $12 million.  All or part of the Shares held by Mr. Hussein may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to Mr. Hussein.  Such loans generally bear interest at a rate tied to the London Interbank Offered Rate ("LIBOR") as in effect from time to time.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  PURPOSE OF TRANSACTION

    Mr. Hussein is filing this Amendment No. 14 to report the sale of Shares of QSI Common Stock and to report on recent events relating to the Issuer's annual meeting of shareholders held on August 16, 2012 (the "2012 Annual Meeting").  Despite the sale of Shares, Mr. Hussein had sole voting power over 9,334,700 Shares through August 23, 2012, the date that the election results of the 2012 Annual Meeting were certified by the inspector of elections.

    On June 15, 2012, Mr. Hussein delivered a letter to the Issuer nominating Murray F. Brennan, M.D., Patrick B. Cline, Thomas R. DiBenedetto, Ian A. Gordon, Ahmed D. Hussein, Lieutenant General (Ret) John "Mike" McDuffie and John "Jack" Mueller (together, the “Nominees”), as set forth therein, for election to the Issuer's Board of Directors (the "Board") at the 2012 Annual Meeting.

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    On June 18, 2012, Mr. Hussein issued a press release announcing his nomination of the Nominees for election to the Board at the 2012 Annual Meeting, a copy of which is attached to Amendment No. 12 as Exhibit 99.1.

    Beginning July 20, 2012, Mr. Hussein furnished proxy materials to the Issuer's shareholders seeking election of his Nominees to the Board.  Two of Mr. Hussein's nominees were elected at the 2012 Annual Meeting, Patrick B. Cline and Mr. Hussein.  In addition to the shareholders holding more than 5.0 million Shares who supported Mr. Hussein's nominees, holders of over 2.9 million Shares withheld their votes for Sheldon Razin, Chairman of the Board of the Issuer.

    Two days before the 2012 Annual Meeting, Mr. Hussein brought to the shareholders' attention the fact that Jerry Shultz, Senior Vice President of Sales at NextGen Healthcare Information Systems ("NextGen"), had resigned on August 9, 2012.  The Board was not otherwise advised of Mr. Shultz' resignation until after the 2012 Annual Meeting.  Mr. Shultz was a 15-year veteran of the Issuer and had been instrumental in driving its sales growth since NextGen's inception.   In his August 14 letter, Mr. Hussein warned the Issuer's shareholders that Mr. Shultz's departure was likely a harbinger of future management defections unless decisive action was taken to change the internal culture at the Company.

    In fact, Mr. Hussein had also received information that Scott Decker, then President of NextGen and one of the Issuer's named executive officers, had tendered his resignation from the Issuer on August 10, 2012.  Mr. Hussein's counsel wrote to James Sullivan, Executive Vice President and General Counsel of the Issuer, on August 13 and asked him to confirm whether Mr. Decker had resigned from the Issuer.  The response received from Mr. Sullivan early the morning of August 14 stated, "Scott Decker has not resigned from the company at this time."  But Mr. Hussein has seen email communications stating that Steven Plochocki, President and Chief Executive Officer of the Issuer, asked Mr. Decker to hold his resignation until after the 2012 Annual Meeting, when a counteroffer would be discussed by the Board.

    Mr. Hussein's counsel wrote to the staff of the SEC on August 14, and again on August 20, regarding the Issuer's failure to disclose Mr. Decker's resignation prior to the 2012 Annual Meeting.  Mr. Hussein's counsel also wrote to counsel for the Board's special committee overseeing issues relating to the proxy contest, Davis Polk & Wardwell LLP, on August 13 regarding Mr. Decker's resignation, but received no response.

    At the 2012 Annual Meeting on August 16, Mr. Plochocki introduced several executive officers of the Issuer who were present, including Stephen Puckett and Mr. Sullivan, but did not introduce Mr. Decker despite his attendance at the meeting.  When Mr. Hussein asked why Mr. Decker was not introduced, he did not receive a reply.   In response to Mr. Hussein's question as to whether Mr. Decker had resigned, both Messrs. Plochocki and Razin stated that he had not resigned from the Issuer.  In response to Mr. Hussein's question as to the status of a counteroffer to Mr. Decker, Mr. Plochocki stated that those issues would be discussed at the board meeting later that afternoon.

    Mr. Hussein can evidence by his knowledge of the written correspondence inside the Issuer that Messrs. Razin, Plochocki and Sullivan acted to prevent the Issuer's shareholders from becoming aware of Mr. Decker's decision to resign from the Issuer prior to the 2012 Annual Meeting with the intent to influence the outcome of the election of directors at the meeting.

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    As reported by the Issuer on August 23, 2012, Mr. Decker resigned from the Issuer the day following the 2012 Annual Meeting and accepted an executive-level position at a company within the healthcare sector.

    In his capacity as a director of the Issuer, Mr. Hussein has firsthand knowledge that the resignations of Messrs. Decker and Shultz, as well as of Mr. Cline, who resigned as President of the Issuer effective in December 2011, were motivated by Mr. Razin's interference in executive management decisions and control of the Board and management.  In particular, these individuals, who were the three most senior executives of NextGen during their careers with the Issuer, disagreed with Mr. Razin's decision to restructure NextGen into multiple divisions.  NextGen had previously operated as the Issuer's largest division, generating approximately 90% of the Issuer's revenues and profits.  Mr. Hussein believes that widespread discontent continues to be prevalent within the management ranks at the Issuer.

    On July 23, 2012, seven members of the Issuer's senior management published a letter to the Issuer's shareholders expressing their opposition to Mr. Hussein's proxy contest.  Leaving aside employee stock options, none of these men owns as many as 10,000 Shares.  Mr. Hussein is certain that, if questioned, most if not all of them would confirm that they signed the letter out of concern for retaining their jobs.

    In Mr. Hussein's view, the obvious question the Issuer's shareholders and others analyzing the proxy contest should have asked is, why did senior management state that they preferred to work under the existing Board?  Mr. Hussein is convinced that the executives took that position to protect their jobs in the event that Mr. Hussein's slate was not elected.

    In Amendment No. 11 to this Schedule 13D filed on November 10, 2011, Mr. Hussein reiterated his deep concerns regarding  the state of corporate governance at the Issuer.  In fact, Mr. Hussein was so preoccupied with warning the Issuer's shareholders of the dangers facing the Issuer that he failed to take steps to protect his own financial interests from potential loss, which became reality when the Issuer's share price plummeted as described below.

    Over the years, Mr. Hussein has repeatedly made public his concerns about the structure of the Board and the corporate governance of the Issuer under Mr. Razin as Chairman of the Board.  Although Mr. Razin claims to be an independent director, Mr. Hussein has observed that he usurps the authority typically exercised by a chief executive officer whenever he chooses.  Mr. Razin maintains an office at the Issuer's headquarters and gives instructions to management and the Issuer's general counsel.

    For years, Mr. Hussein has been objecting that Mr. Razin's actions are totally inconsistent with his claim that he is an independent director.  Under the Issuer's bylaws, if Mr. Razin were deemed not to be independent, the Board would be required to select one of the independent directors to serve as lead director.  In 2008, ISS supported Mr. Hussein's proposal to amend the Issuer's bylaws to revise the definition of independence to conform to ISS's policies.  As the Issuer's former CEO, Mr. Razin would not have been considered independent under that definition.  On repeated occasions, Mr. Hussein has called for a third-party evaluation of the status of the chairman and has offered to pay the reasonable expenses of hiring an independent advisor to perform that evaluation.  Ignoring Mr. Hussein's offer, the Board has consistently refused to address the question of the chairman's independence, independently of Mr. Razin.

    Mr. Hussein is not aware of another instance in corporate America in which a nonexecutive chairman who is allegedly an independent director is permitted to act in an executive fashion and to hand-pick management and a majority of the directors, as well as to direct the membership of the standing Board committees.  Mr. Hussein has not wavered in his belief that this is a totally destructive situation.

CUSIP No. 747582104	SCHEDULE 13D	Page 6 of 9

    Mr. Hussein continues to believe in the Issuer's potential and the promise of its proprietary software.  He is a strong believer in the ability of IT healthcare companies to reduce the spiraling health care costs and save patients' lives, both in the United States and worldwide.  He is concerned, however, that the Issuer's financial results are being adversely affected by the Board's failure to perform its main function of exercising meaningful supervision over the development by senior management of a proposed strategic direction and resulting business plan for the Issuer, evaluating the reasonableness of the assumptions underlying the budget, and taking steps to hold senior management accountable for achievement of the business plan and the budget.  Mr. Hussein is also concerned about the accuracy of public disclosures made by the Issuer, as illustrated by the events described above.

    Although Mr. Hussein was supported in his proxy fight by a number of other shareholders, he is puzzled as to why the institutional proxy advisors, including ISS and Glass Lewis, recommended that shareholders vote for management's slate of directors, which has repeatedly demonstrated its inability to stand up to Mr. Razin, rather than the strong, independent slate of nominees that Mr. Hussein recruited for election at the 2012 Annual Meeting.  Mr. Hussein believes that the proxy advisors confused the shareholders' choice as being between existing management and Mr. Hussein's slate, rather than the true choice facing shareholders, whether to retain the incumbent directors or elect Mr. Hussein's slate.

    Mr. Hussein feels strongly that he has more than fully fulfilled his fiduciary responsibilities to the Issuer's shareholders, at  great personal  cost.  He is chagrined that a majority of shareholders have simply accepted the unique status quo, consigning him and Mr. Cline to a role as mere observers on the Board without the ability to effect meaningful change.

    Following the substantial loss that Mr. Hussein (as well as other shareholders) suffered as a result of the substantial drop in the Issuer's share price in the past year (by almost 70% since late September 2011), the Issuer tried to divert the attention of the shareholders from the Issuer's poor financial performance by denouncing Mr. Hussein for exercising his economic and legal rights.  A copy of the press release that was filed with the SEC on July 27, 2012, noting the 33% drop in stock price on the previous day and responding to the Issuer's attacks, is attached to Amendment No. 13 as Exhibit 6.  Mr. Hussein and his lawyers communicated to the Board repeatedly that it has absolutely no right to try to enforce any restrictions on Mr. Hussein and his Shares that are not required by law, and that the Issuer has absolutely no way to enforce.  A copy of a letter to Mr. Sullivan from Mr. Hussein's lawyers dated August 1, 2011, is attached to Amendment No. 13 as Exhibit 7. The Issuer has failed to respond to Mr. Hussein or his counsel directly regarding these objections.

    In its proxy materials relating to the 2012 Annual Meeting, the Issuer engaged in a campaign of falsely attacking Mr. Hussein after a portion of his Shares were sold as a result of the precipitous drop in the Issuer's share price.  These sales were made at the direction of Mr. Hussein's brokers without giving Mr. Hussein prior notice of margin calls or of certain brokers' unilateral decision to cause Mr. Hussein's margin loans to be repaid in full.

    Many of the facts stated in Mr. Hussein's proxy materials relating to the 2012 Annual Meeting totally contradicted statements in the Issuer's proxy materials.  Mr. Hussein is confident of the accuracy of the information contained in his proxy materials and finds it irrational to believe that the Issuer was not aware of its misstatements.  Mr. Hussein reserves all his rights to defend himself against those who have made irresponsible attacks on his motives and integrity in an attempt to blacken his name.

CUSIP No. 747582104	SCHEDULE 13D	Page 7 of 9

    In connection with the 2012 Annual Meeting, Mr. Hussein and Mr. Cline entered into a letter agreement pursuant to which Mr. Hussein agreed to indemnify Mr. Cline against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the 2012 Annual Meeting and any related transactions.

    Mr. Hussein holds his Shares for investment.  Mr. Hussein does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. Mr. Hussein intends to review his investment in the Issuer on a continuing basis and engage in discussions with management, the board and other shareholders of the Issuer, as well as other relevant parties, concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial performance and strategic direction, actions taken by the Issuer's board, other investment opportunities available to Mr. Hussein, the price levels of the QSI Common Stock, conditions in the securities markets and general economic and industry conditions, future developments at the Issuer, and his views of the manner in which the Issuer is governed in the future, Mr. Hussein may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation:

•	examining the possibility of calling a special meeting of shareholders with the support of other shareholders;

•	purchasing additional Shares;

•	continuing to hold his Shares for investment;

•	selling some or all of his Shares in compliance with all applicable legal requirements;

•	pledging some or all of his Shares as collateral for loans or margin accounts;

•	commencing legal proceedings against the Issuer or certain of its directors or officers;

•	pursuing discussions with other shareholders and third parties regarding alternatives for corporate governance involving the Issuer or to maximize shareholder value therein;

•	seeking to change the composition of and/or seek further representation on the Board and solicit proxies or written consents from other shareholders of the Issuer;

•
continuing to call on the present independent directors of the Issuer to investigate the Chairman's independence, independently of the Chairman and the sorry state of corporate governance at the Issuer;

•	making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer;

•	resigning as a director of the Issuer; or

•	changing his intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 747582104	SCHEDULE 13D	Page 8 of 9

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    The percentages used in this filing are calculated based on the number of Shares of QSI Common Stock, 59,342,817, reported as the number of outstanding Shares as of June 18, 2012, in the Issuer's Definitive Proxy Statement filed with the SEC on July 13, 2012.

(a)	Aggregate number of Shares beneficially owned: 5,690,196
Percentage: 9.6%

(b)	1.	Sole power to vote or to direct vote: 5,690,196
	2.	Shared power to vote or to direct vote: 0
	3.	Sole power to dispose or to direct the disposition: 5,690,196
	4.	Shared power to dispose or to direct disposition: 0

    The Shares beneficially owned by Mr. Hussein include 2,500 Shares subject to a stock option with an exercise price of $22.81 which will become exercisable on September 9, 2012 and will expire on September 9, 2015.

   (c)   Since the filing of Amendment No. 13, Mr. Hussein has acquired and sold Shares of QSI Common Stock as follows:

Date	Number of Shares Acquired / (Sold)		Price Per Share		Total Acquisition (Sale) Price

08/01/12	(168,785)		$16.73	(1)	$(2,823,773)
08/10/12	(140,363)		$18.07	(2)	$(2,536,359)
08/16/12	1,000	(3)	$0.00		$0
08/23/12	2,000	(4)	$0.00		$0

    (1) The price reported is a weighted average price.  The Shares were sold in multiple transactions at prices ranging from $16.34 to $17.20, inclusive.  The reporting person will provide to the Issuer, any shareholder of the Issuer, or the SEC staff, upon request, full information regarding the number of Shares sold at each separate price within the ranges set forth in footnotes (1) and (2).

    (2) The price reported is a weighted average price.  The Shares were sold in multiple transactions at prices ranging from $18.05 to $18.10, inclusive.

    (3) The Shares were acquired upon the vesting of an equal number of restricted stock units on August 16, 2012, and are nontransferable for a period of one year following vesting.

    (4) The Shares of restricted stock will vest 50% on each of the first and second anniversaries of the grant date, August 23, 2012, and will be nontransferable for a period of one year following vesting.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Other than an option agreement between the Issuer and Mr. Hussein relating to 10,000 Shares granted on September 9, 2008, with an exercise price of $22.81, vesting in four equal annual installments and expiring on September 9, 2015, agreements between the Issuer and Mr. Hussein relating to grants of restricted stock and restricted stock units, and the information set forth in Item 4, which is incorporated by reference, Mr. Hussein has not entered into any agreements with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

CUSIP No. 747582104	SCHEDULE 13D	Page 9 of 9

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Form of Nonqualified Stock Option Agreement for 2005 Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 5, 2007.
2	Form of Outside Directors Amended and Restated Restricted Stock Agreement. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed February 9, 2010.
3	Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 15, 2011.
4	Press Release dated June 18, 2012. Incorporated by reference to Exhibit 99.1 to Amendment No. 12 filed June 18, 2012.
5	Press Release dated July 30, 2012. Incorporated by reference to Exhibit 5 to Amendment No. 13 filed August 1, 2012.
6	Press Release dated July 27, 2012. Incorporated by reference to Exhibit 6 to Amendment No. 13 filed August 1, 2012.
7	Letter to James J. Sullivan dated August 1, 2011. Incorporated by reference to Exhibit 7 to Amendment No. 12 filed August 1, 2012.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 31, 2012

/s/ Ahmed Hussein
Ahmed Hussein